Exhibit 99.1

The RoyaLand Company Approved to Trade on OTCQB® Venture Market

Hamilton, Bermuda and Paris, France, Nov. 06, 2024 (GLOBE NEWSWIRE) -- The RoyaLand Company Ltd. (“RoyaLand” or the “Company”),  a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game experience, TheRoyal.Land, today announced that the Company has been approved by OTC Markets Group, Inc. (“OTC Markets”) to quote its securities on the OTCQB® Venture Market (“OTCQB”) under the ticker symbol “RLNDF.”

The Company expects to begin trading on the OTCQB on November 7, 2024.

Upon commencement of trading, the OTCQB listing is expected to provide enhanced visibility and liquidity for investors as the Company continues its program of business development and expansion.

Developed by HRH Prince Emanuele di Savoia -- grandson of the last King of Italy and the Company’s founding CEO -- The Royal.Land is the only game experience created with the direct support of and affiliation with the world’s leading historical royal families. In addition to Prince di Savoia and his family, these include the former royal families of Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg,

“We are excited to launch our quotation on OTCQB,” said HRH di Savoia. “This move, we believe, will allow us to reach a broader investor audience as we share our progress in building our video game and executing on our business model.”

“Joining OTCQB will also widen our access to capital markets, provide our shareholders with greater liquidity, and, we expect, position the Company for long-term success.”

Designed for early-stage and developing U.S. and international companies, OTCQB offers investors transparent trading, real-time quotes, and superior information availability, thus strengthening these companies’ efforts to broaden their shareholder base.

Prince di Savoia said the Company will issue additional updates on The Royal.Land’s development on a regular basis. The game is expected to be released in Beta format in January 2025, and be commercialized by the end of that calendar year.

About The RoyaLand Company Ltd.

The RoyaLand Company is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land, The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content.

TheRoyal.Land is being developed in collaboration with the Company’s founder and CEO Emanuele Filiberto di Savoia -- the grandson of the last King of Italy – as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg, TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

Website: https://theroyaland.net/

Cautionary Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements that are subject to various risks and uncertainties. In addition, our representatives or we may make forward-looking statements orally or in writing from time to time. We base these forward-looking statements on our expectations and projections about future events, which we derive from the available information. Such forward-looking statements relate to future events or our future performance, including our financial performance and projections, revenue and earnings growth, and business prospects and opportunities. You can identify forward-looking statements by those that are not historical facts, particularly those that use terminology such as “intends,” “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” and elsewhere in the offering statement filed with the SEC. Forward-looking statements speak only as of the date of the document in which they are contained, and Company does not undertake any duty to update any forward-looking statements except as may be required by law.

Contact Information:

For Media and Investor Relations
Emanuele Filiberto di Savoia, CEO
The RoyaLand Company Ltd.
Email: emanuele@theroyal.land

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com